Exhibit 99.1

Sify Limited
NOTICE
NOTICE is hereby given that the Tenth Annual General Meeting of the company will be held on Monday, September 18, 2006 at 12.00 Noon at the Registered Office of the Company at 2nd floor, TIDEL Park, 4, Canal Bank Road, Taramani, Chennai - 600 113, India.
Ordinary Business
1.	To adopt the audited Balance Sheet as of March 31, 2006 and the Profit and Loss Account, the Auditors’ Report and the Directors’ Report for the year ended March 31, 2006.

2.	To appoint a Director in the place of Dr T H Chowdary, Director, who retires by rotation, and being eligible, offers himself for reappointment.

3.	To appoint a Director in the place of Dr S K Rao, Director, who retires by rotation, and being eligible, offers himself for reappointment.

4.	To reappoint auditors to hold office from the conclusion of this Annual General Meeting, for a further period of one year i.e. till the conclusion of the next Annual General Meeting and fix their remuneration.

RESOLVED THAT M/s BSR & Co., Chartered Accountants, be and are hereby reappointed as the auditors of the Company for a further period of one year i.e. till the conclusion of the next Annual General Meeting at a fee to be determined by the Board of Directors / Audit Committee in consultation with the Auditors, which fee may be paid on a progressive billing basis to be agreed between the Auditors and the Board of Directors / Audit Committee.
Special Business
5.	Appointment of Mr Raju Vegesna, as a Director.

To consider and if thought fit to pass with or without modifications, the following resolution as an Ordinary Resolution:

RESOLVED THAT Mr Raju Vegesna, who was appointed as an Additional Director of the Company by the Board and who ceases to hold office under Section 260 of the Indian Companies Act, 1956, and in respect of whom a notice under Section 257 of the Indian Companies Act, 1956, has been received by the Company proposing his candidature for the office of Director, be and is hereby appointed as a Director of the Company, liable to retire by rotation.

6.	Appointment of Mr P S Raju, as a Director.

To consider and if thought fit to pass with or without modifications, the following resolution as an Ordinary Resolution:

RESOLVED THAT Mr P S Raju, who was appointed as an Additional Director of the Company by the Board and who ceases to hold office under Section 260 of the Indian Companies Act, 1956, and in respect of whom a notice under Section 257 of the Indian Companies Act, 1956, has been received by the Company proposing his candidature for the office of Director, be and is hereby appointed as a Director of the Company, liable to retire by rotation.

7.	Amendment to the Memorandum of Association.

To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

RESOLVED THAT subject to the provisions of Section 17 and other applicable provisions, if any, of the Indian Companies Act, 1956, Clause III A of the Memorandum of Association of the Company relating to the Main Objects be and is hereby amended by insertion of a new clause 6 as given hereunder:
6.	To conduct e-commerce for sale of all kinds of products and services through direct or electronic media as well as on and off line e-commerce including travel related services, buying and selling of products and services / merchandise, software, data information etc., in India and abroad.

Sify Limited
8.	Commencement of new business.

To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

RESOLVED THAT pursuant to Section 149(2A) of the Indian Companies Act, 1956, approval of the Company be and is hereby accorded for carrying on all or any of the businesses as envisaged under the new clause 6 of the Main Objects of the Memorandum of Association of the Company as approved under Item No.7 of this Notice.

RESOLVED FURTHER THAT the Board of Directors of the Company be and are hereby severally authorised to do all such acts, deeds and things as may be necessary to give effect to the aforesaid resolutions.

9.	Appointment of Managing Director.

To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

RESOLVED THAT pursuant to the provisions of Sections 198, 269 and 309 read with Schedule XIII and other applicable provisions, if any, of the Indian Companies Act, 1956, as approved by the Remuneration Committee and the Board of Directors and subject to the approval of the Central Government, Mr Raju Vegesna, be and is hereby appointed as the Managing Director and Chief Executive Officer of the Company for a period of three years effective July 18, 2006 without any remuneration from the Company.

RESOLVED FURTHER THAT the Board of Directors of the company be and is hereby authorised to alter and vary such terms and conditions in accordance with the approval of the Central Government, as may be agreed to by the Board of Directors and acceptable to Mr Raju Vegesna.

RESOLVED FURTHER THAT the Board of Directors be and is hereby authorised to take such steps as may be necessary and desirable to give effect to the above resolutions.

By Order of the Board

For Sify Limited
Chennai	V Ramasubramanian
August 18, 2006	Company Secretary
Notes:
1.	A member entitled to attend and vote at the meeting is entitled to appoint a Proxy and such proxy need not be a member of the Company. Proxies, in order to be effective, must be received by the Company not less than 48 hours before the commencement of the meeting.

2.	An Explanatory Statement pursuant to Section 173(2) of the Indian Companies Act, 1956, is annexed hereto.